SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-KA

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 10, 2001

Exact Name of Registration as Specified in Charter:

MAXUM DEVELOPMENT, INC.

State of Other Jurisdiction of Incorporation:

NEVADA

Commission File Number: 0-14047

IRS Employer Identification Number: 04-2392188

Address and Telephone Number of Principle Executive Offices:

6975 South Union Park Center, Ste #600
Salt Lake City UT 84047
(801) 256-9600

Item 4. Changes in Registrant's Certifying Accountant.

EffectiveEffective August 10, 2001, the registrEffective August 10, 2001, the registrant teEffective August 10
servedserved as the registrant s independent accountants, as its auditor, within the meaningserved as the registrant s
(1)(1) (i) of Regulat(1) (i) of Regulation S-K of (1) (i) of Regulation S-K of the Securities and Exchange Cor
accountants was approved by the Board of Directors of the registrant.

Crouch,Crouch, Bierwolf & Associates report on the reCrouch, Bierwolf & Associates report on the registraC
ended December 31, 1999 and 2000 containedended December 31, 1999 and 2000 contained noended December
werewere not qualifiedwere not qualified as to audit scope, or accounting principles. However, the reports issuedw
andand 2000 by the prior auditors were modified in respect and 2000 by the prior auditors were modifi
registrant s ability to continue as a going concern.

AsAs required by applicable rules of the Securities and Exchange Commission,As required by applicable rules of
Crouch,Crouch, Bierwolf & AssCrouch, Bierwolf & AssociateCrouch, Bierwolf & Associates that during the p
AugustAugust 10, 2001 tAugust 10, 2001 the registranAugust 10, 2001 the registrant was unaware of any dis
BierwolfBierwolf &Bierwolf & AssociaBierwolf & Associates as to matters of accounting principles or pra
disclosure, or audit scope of procedure, which disagreements, ifdisclosure, or audit scope of procedure, which di
Crouch, Bierwolf & Associates, would have causedCrouch, Bierwolf & Associates, would have caused it to mak
the disagreements in connection with its reports.

TheThe registrant requested that Crouch, Bierwolf & Associates furnish it with aThe registrant requested that Crou
SecuritiesSecurities and Exchange Commission stating whether or not it agrees withSecurities and Exchange C
AA copy of the letter receivedA copy of the letter received by the registrant from Crouch, Bierwolf & Associates
the registrant s request, addressed to the Securitiesthe registrant s request, addressed to the Securities and Excha
16.1 to this Form 8-K.

OnOn August 10,On August 10, 2001, theOn August 10, 2001, the registrant engaged Bierwolf, Nilson & Associ
accountantsaccountants following its termination of Crouch,accountants following its termination of Crouch, Bier
DirectorsDirectors approved the engagement of Bierwolf, Nilson & AssociatesDirectors approved the engagem
with respect to the registrant s fiscal year ending December 31, 2001.

DuringDuring the most recent fiscal year andDuring the most recent fiscal year and tDuring the most recent fis
withwith Bierwolf, Nilson & Associates regarding either: (i)with Bierwolf, Nilson & Associates regarding either:
aa specified transaction, eithera specified transaction, either complea specified transaction, either completed o
renderedrendered on the registrant s financial strendered on the registrant s financial statements, arendered on
registrantregistrant nor oral advice was provided that Bierwolf, registrant nor oral advice was provided that
importantimportant factor considered byimportant factor considered by the registrant in reaching a decision as toim
financialfinancial reporting issue; or (ii) anyfinancial reporting issue; or (ii) any matter that was either the subject o
isis defined in Item 304 (a) (1) (iv) of Regulationis defined in Item 304 (a) (1) (iv) of Regulation S-K and th
Regulation S-K, orRegulation S-K, or a reportable event, asRegulation S-K, or a reportable event, as that term is
S-K.

Item 7. Exhibits

Exhibit No.	Description	Page
16	Letter on Change in Accountants	5

SIGNATURES

PursuantPursuant to the requirements of the Securities andPursuant to the requirements of the Securities a
duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxum Development, Inc.

/s/ Paul Adams
President and Director
Date: August 10, 2001

Crouch, Bierwolf & Associates
1453 South Major Street
Salt Lake City, Utah 84115

August 10, 2001

Securities & Exchange Commission
Washington, D.C. 20549

Re: Maxum Development, Inc.
File No. 0-14047

Dear Sir or Madam:

We have read Item 4 of the Form 8-KA of Maxum Development, Inc. dated August 10, 2001, and agree with the statements contained therein except for information in the first paragraph relating to the engagement of Bierwolf, Nilson & Associates and information in the third paragraph relating to consultation with Bierwolf, Nilson & Assocates about which we have no knowledge.

Very truly yours,

/s/Crouch, Bierwolf & Associates